Biofrontera AG: Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

22.11.2018

The issuer is solely responsible for the content of this announcement.

1. Details of the person discharging managerial responsibilities / person closely associated

a) Name

Title:
First name:	Christoph
Last name(s):	Dünwald

2. Reason for the notification

a) Position / status

Position:	Member of the managing body

b) Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name

Biofrontera AG

b) LEI

391200D6GFSVFGFQTL13

4. Details of the transaction(s)

a) Description of the financial instrument, type of instrument, identification code

Type:	Share
ISIN:	DE0006046113

b) Nature of the transaction

Acquisition

c) Price(s) and volume(s)

Price(s)	Volume(s)
5.345 EUR	10690.00 EUR

d) Aggregated information

Price	Aggregated volume
5.345 EUR	10690.00 EUR

e) Date of the transaction

2018-11-21; UTC+1

f) Place of the transaction

Outside a trading venue

22.11.2018 The DGAP Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases.

Archive at www.dgap.de

Language:	English
Company:	Biofrontera AG
Hemmelrather Weg 201
51377 Leverkusen
Germany
Internet:	www.biofrontera.com